Exhibit 99.7

Please read the attached instructions carefully before completing the Letter of Transmittal

NORZINC LTD.

LETTER OF TRANSMITTAL

SHAREHOLDERS OF CANADIAN ZINC CORPORATION

This letter of transmittal is being provided in connection with the proposed plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") to be considered at the annual general and special meeting (the "Meeting") of shareholders of Canadian Zinc Corporation ("Canadian Zinc") as described in the information circular of Canadian Zinc dated May 25, 2018 (the "Information Circular"). All capitalized terms not defined herein shall have the meanings ascribed to them in the Information Circular.

If the Arrangement is completed, all of the common shares of Canadian Zinc ("Canadian Zinc Shares") will, subject to the provisions for Small Lot Shareholders described in the Information Circular, be exchanged for common shares of NorZinc Ltd. ("NorZinc") on the basis of one (1) common share of NorZinc ("NorZinc Shares") for each one (1) issued and outstanding Canadian Zinc Share.

Our records show that you are a holder of Canadian Zinc Shares (a "Canadian Zinc Shareholder") and you are therefore entitled to receive a DRS Advice representing NorZinc Shares in exchange for your Canadian Zinc Shares one a one-for-one basis.

IMPORTANT NOTICE

In order to receive a DRS Advice representing NorZinc Shares as described above, you must complete, sign and deliver this Letter of Transmittal and deliver your Share Certificate(s) representing your Canadian Zinc shares (the "Former Share Certificate(s)") to Computershare Investor Services Inc. ("Computershare") at the address provided under Instruction 7 in the attached instructions.

If you do not deliver your Letter of Transmittal and Former Share Certificate(s) to Computershare by the third anniversary of the Effective Date of the Arrangement, such Former Share Certificate(s) shall cease to represent a right or claim of any nature. See "Cancellation of Rights after Three Years" in the enclosed Instructions.

DIRECTION BY SHAREHOLDER

TO:	NorZinc Ltd.

AND TO:	Computershare Investor Services Inc.

The undersigned Canadian Zinc Shareholder hereby encloses and irrevocably deposits the following Canadian Zinc Shares held by the undersigned in exchange for NorZinc Shares on a one-for-one basis:

Certificate Number(s)	Number of Canadian Zinc Shares Held	Registered in the Name of

The undersigned, by the execution of this Letter of Transmittal, hereby represents that: (a) the undersigned is the owner of the Canadian Zinc Shares represented by the Former Share Certificate(s) described above and delivered herewith; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the said Former Share Certificate(s), together with any other certificate(s) submitted with a separate Letter of Transmittal as required by the Instructions, represent all of the Canadian Zinc Shares owned by the undersigned; (d) the undersigned has full power and authority to deposit the Canadian Zinc Shares; and (e) the undersigned will not transfer or permit to be transferred any of the deposited Canadian Zinc Shares.

Unless otherwise indicated under the "Special Issuance Instructions" or "Special Delivery Instructions" on the following page (in which case payment or delivery should be made in accordance with those instructions), the DRS Advice representing the NorZinc Shares issued in exchange for the Canadian Zinc Shares represented by the Former Share Certificate(s), will be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or, if no such address or delivery instructions are made, to the latest address recorded on Canadian Zinc's register of shareholders).

Signature guaranteed by:	SHAREHOLDER SIGNATURE
(if required under Instruction 1(d) or Instruction 7)

Authorized Signatory	Signature of Shareholder or Authorized Representative
(see Instruction 1(e))

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

	City	Province/State
Address of Guarantor (please print or type)

Postal/ZIP Code

Tel (office)	(home)

Social Insurance Number	Tax Identification Number

Dated: , 20___

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BLOCK A	BLOCK B
SPECIAL ISSUANCE INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the DRS Advice for the NorZinc Shares are to be issued to or in the name of someone other than the person(s) indicated under "Shareholder Signature". If this box is completed, the signature of the Shareholder under "Shareholder Signature" must be guaranteed. See Instruction 1(d) and Instruction 7.	To be completed ONLY if the DRS Advice for the NorZinc Shares are to be sent to someone other than the person(s) indicated under "Shareholder Signature" or to an address other than that appearing below. If this box is completed, the signature of the Shareholder under "Shareholder Signature" must be guaranteed. See Instruction 1(d) and Instruction 7.

Issue DRS Advice to:	Mail DRS Advice to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Tax Identification Number)	(Social Insurance or Tax Identification Number)

BLOCK C ☐ Check here if the DRS Advice for the NorZinc Shares are to be held for pick-up at the office of Computershare at which this Letter of Transmittal is deposited.

BLOCK D

All Canadian Zinc Shareholders must place an "X" in the applicable box below.

☐      The Canadian Zinc Shareholder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

☐      The Canadian Zinc Shareholder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

For the definitions of "U.S. Person" and "United States", see Instruction 6.

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Send or deliver the Former Share Certificate(s) and this Letter of Transmittal duly completed and signed to Computershare at the office listed under Instruction 7. You may choose which method of delivery to Computershare to use, however it is at your risk and if mail is used, registered mail is recommended.

(b)	If the Former Share Certificate(s) are registered in different names or addresses, you must submit separate Letters of Transmittal for each different registration or account. If such certificate(s) represent joint ownership, all joint owners must sign this Letter of Transmittal.

(c)	The signature on the Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever.

(d)	Former Share Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(e)	Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f)	NorZinc reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received.

(g)	Each registered shareholder is entitled, without charge, to have issued to him one DRS Advice of NorZinc for each Former Share Certificate surrendered.

2.	Exchange Ratio

Holders of Canadian Zinc Shares are entitled to be issued one (1) NorZinc Share for each one (1) Canadian Zinc Share.

3.	Cancellation of Rights after Three Years

If you fail to deliver and surrender to Computershare the Former Share Certificate(s) together with a duly executed and completed Letter of Transmittal and other required documents, then on the close of business on the third anniversary of the Effective Date, such Former Share Certificate(s) shall cease to represent a right or claim of any kind or nature and the NorZinc Shares to which are you entitled under the Arrangement shall be deemed to be surrendered to NorZinc together with all dividends or distributions thereon declared or held for such holder and shall be and remain the sole property of NorZinc.

4.	Lost Former Share Certificates

If a Former Share Certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

5.	Special Issuance and Delivery Instructions

The boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions", as applicable, should be completed if the DRS Advice for NorZinc Shares to be issued pursuant to the Plan of Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; or (b) sent to someone other than the person signing the Letter of Transmittal or to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature. The signature of the registered holder must be guaranteed by an Eligible Institution or in some other manner satisfactory to Computershare. The box entitled "Instructions to Hold for Pick-Up" must be completed if pick-up at the Computershare office is desired.

6.	U.S. Persons

Each Canadian Zinc Shareholder must indicate in Block D whether it is a U.S. Person, a person in the United States or a person acting for the account or benefit of a U.S. Person or a person in the United States. The term "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia. The term "U.S. Person" is as defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"). Without limiting the foregoing, a U.S. Person includes, subject to the exceptions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (iv) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (v) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States, and (vi) any partnership or corporation formed under the laws of a non-U.S. jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under the 1933 Act) that are not natural persons, estates or trusts.

7.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all Former Share Certificates, additional certificate numbers and number of Canadian Zinc Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Canadian Zinc Shares are registered in different forms (e.g., "John Doe" or "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.

COMPUTERSHARE INVESTOR SERVICES INC.

The office of the Depositary is:

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier to the attention of Corporate Actions as follows:

Toronto:

100 University Ave.

8th Floor

Toronto, Ontario

M5J 2Y1

Inquiries

Toll Free: 1-800-564-6253 (North America)

Phone: 1-514-982-7555 (Overseas)

E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Canadian Zinc Shares to Computershare Investor Services Inc. at the telephone number and location set out above.